ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

AS OF JUNE 30, 2010
TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS IN THOUSANDS OF NEW ISRAELI SHEKEL (NIS):

Statements of financial position	2-3

Statements of income	4

Statements of comprehensive income	5

Statements of changes in equity	6-7

Statements of cash flows	8-10

Notes to consolidated financial statements	11-25
_________________________

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2010

				Convenience translation (note 2c)
	December 31,	June 30		June 30,
	2009	2009	2010	2010
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	612,227	137,241	262,517	67,746
Short-term bank deposit	67	207	-	-
Investment in securities	212,912	**188,726	431,786	111,429
Restricted deposit	-	440,015	-	-
Trade receivables	809,783	773,892	795,925	205,400
Other accounts receivable	69,504	96,308	83,406	21,524
Derivative financial instruments	9,690	-	9,051	2,336
Income taxes receivable	84,274	87,635	69,994	18,063
Inventories	514,858	527,798	537,341	138,669
	2,313,315	2,251,822	2,190,020	565,167

NON-CURRENT ASSETS:
Property and equipment, net	*1,956,914	*1,935,643	1,975,758	509,873
Real estate inventories	-	-	83,342	21,508
Payments on account of real estate inventories and investment property	-	-	92,653	23,910
Investment property	*421,188	*,**414,743	447,517	115,488
Intangible assets, net	409,194	404,934	410,593	105,959
Investments in associates	4,878	4,827	4,302	1,110
Derivative financial instruments	12,691	19,381	13,818	3,566
Other long-term receivables	1,326	1,356	24,952	6,439
Deferred taxes	45,991	46,504	40,541	10,462
	2,852,182	2,827,388	3,093,476	798,315
Total assets	5,165,497	5,079,210	5,283,496	1,363,482
*) Retroactive application, see note 3b
**) Reclassified

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

October 13, 2010
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Chairman of the Board of Directors	President and Chief Executive Officer	Vice President and Chief Financial Officer

				Convenience translation (note 2c)
	December 31,	June 30		June 30,
	2009	2009	2010	2010
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands
Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	274,598	725,528	427,787	110,397
Current maturities of debentures and convertible debentures	76,698	29,064	76,235	19,674
Trade payables	917,585	1,025,728	960,840	247,959
Other accounts payable and accrued expenses	494,147	491,895	499,513	128,904
Income taxes payable	6,051	3,449	24	6
Provisions	51,298	42,457	44,273	11,425
Total current liabilities	1,820,377	2,318,121	2,008,672	518,365

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	596,721	289,885	541,528	139,749
Convertible debentures, net of current maturities	142,021	128,070	132,334	34,151
Debentures, net of current maturities	1,251,333	1,001,537	1,261,208	325,473
Derivative financial instruments	7,591	8,725	6,241	1,611
Liabilities in respect of employee benefits, net of amount funded	47,249	49,619	47,728	12,317
Other liabilities	16,202	41,280	22,526	5,813
Deferred taxes	*57,279	*67,428	56,345	14,541
Total long-term liabilities	2,118,396	1,586,544	2,067,910	533,655
Total liabilities	3,938,773	3,904,665	4,076,582	1,052,020

EQUITY:
Equity attributable to equity holders of the Company
Ordinary shares of NIS 1 par value	57,438	57,438	58,443	15,082
Additional paid-in capital	1,030,259	1,030,259	1,042,364	268,999
Other reserves	5,676	8,183	8,024	2,071
Accumulated deficit	*(61,049)	*(105,796)	(89,118)	(23,000)
	1,032,324	990,084	1,019,713	263,152

Non - controlling interests	*194,400	*184,461	187,201	48,310

Total equity	1,226,724	1,174,545	1,206,914	311,462

Total liabilities and equity	5,165,497	5,079,210	5,283,496	1,363,482

* Retroactive application, see note 3b

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
 (FORMERLY BLUE SQUARE – ISRAEL LTD.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
        FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010
						Convenience
						Translation (note 2c)
		For the		For the		for the
	Year ended	six months		three months		six months
	December 31,	ended June 30		ended June 30		ended June 30,
	2009	2009	2010	2009	2010	2010
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except share and per share data)

Revenues	7,349,076	3,608,739	3,599,487	1,843,951	1,768,663	928,900
Cost of sales	5,291,012	2,603,905	2,572,775	1,342,204	1,255,705	663,942

Gross profit	2,058,064	1,004,834	1,026,712	501,747	512,958	264,958

Selling, general and administrative expenses	1,817,099	883,981	891,642	441,062	450,472	230,101

Operating profit before other gains and losses and changes in fair value of investment property	240,965	120,853	135,070	60,685	62,486	34,857

Other gains	4,699	4,464	1,419	1,739	463	366
Other losses	(32,803)	(5,102)	(8,528)	(4,539)	(6,341)	(2,201)
Changes in fair value of investment property, net	20,775	1,740	13,187	1,740	10,913	3,403
Operating profit	233,636	121,955	141,148	59,625	67,521	36,425

Finance income	64,780	37,995	20,078	27,016	14,764	5,181
Finance expenses	(177,454)	(85,222)	(76,787)	(62,246)	(57,049)	(19,814)
Share in losses of associates	(37)	(88)	(576)	(4)	-	(149)

Income before taxes on income	120,925	74,640	83,863	24,391	25,236	21,643
Taxes on income	23,124	24,780	25,656	6,879	4,123	6,621

Net income for the period	97,801	49,860	58,207	17,512	21,113	15,022

Attributable to:
Equity holders of the Company	77,163	39,605	47,725	13,071	18,969	12,317
Non – controlling interests	20,638	10,255	10,482	4,441	2,144	2,705

Net income per Ordinary share or ADS attributed to Company shareholders:
Basic	1.77	0.91	1.08	0.30	0.43	0.28
Fully diluted	1.77	0.91	1.06	0.30	0.42	0.27

Weighted average number of shares or ADSs used for computation of income per share:
Basic	43,558,614	43,397,543	44,282,052	43,421,996	44,589,741	44,282,052
Fully diluted	43,558,614	43,397,543	44,834,944	43,421,996	44,975,642	44,834,944

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2010

						Convenience
						translation
		For the		For the		(note 2c) for the
	Year ended	six months		three months		six months
	December 31,	ended June 30		ended June 30		ended June 30,
	2009	2009	2010	2009	2010	2010
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands

Net income for the period:	97,801	49,860	58,207	17,512	21,113	15,022
Other comprehensive income (losses), net of tax:
Available-for-sale financial assets	7,502	9,925	1,137	2,974	2,212	293
Exchange differences on translation of foreign operations	-	-	1,006	-	1,006	260
Actuarial gain (loss) on post-employment benefit obligations	1,016	-	(223)	-	(223)	(58)
Other comprehensive income, net of tax	8,518	9,925	1,920	2,974	2,995	495
Total comprehensive income for the period	106,319	59,785	60,127	20,486	24,108	15,517

Total comprehensive income attributable to:
Equity holders of the Company	83,958	48,049	49,925	15,607	21,949	12,884
Non-controlling interests	22,361	11,736	10,202	4,879	2,159	2,633

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(Continued - 1)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non - controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2010 (audited)	57,438	1,030,259	5,676	(61,049)	1,032,324	194,400	1,226,724
CHANGES DURING THE SIX-MONTHS ENDED JUNE 30, 2010 (unaudited):
Total comprehensive income for the period	-	-	2,348	47,577	49,925	10,202	60,127
Exercise of options granted by share based plans	716	-	-	-	716	-	716
Employee share-based payment	-	-	-	3,649	3,649	218	3,867
Dividends paid	-	-	-	(75,000)	(75,000)	-	(75,000)
Purchase of treasury shares	-	-	-	(4,295)	(4,295)	-	(4,295)
Issuance of shares upon conversion of convertible debentures	289	12,105	-	-	12,394	-	12,394
Dividends to non – controlling interests of subsidiaries	-	-	-	-	-	(17,619)	(17,619)
BALANCE AT JUNE 30, 2010 (unaudited)	58,443	1,042,364	8,024	(89,118)	1,019,713	187,201	1,206,914

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non - controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2009 (audited)	57,094	1,018,405	(261)	*(150,804)	924,434	*176,462	1,100,896
CHANGES DURING THE SIX - MONTHS ENDED JUNE 30, 2009 (unaudited):
Total comprehensive income for the period	-	-	8,444	39,605	48,049	11,736	59,785
Employee share-based payment	-	-	-	5,403	5,403	-	5,403
Transaction with non – controlling interests	-	-	-	-	-	2,445	2,445
Issuance of shares upon conversion of convertible debentures	344	11,854	-	-	12,198	-	12,198
Dividends to non – controlling interests of subsidiaries	-	-	-	-	-	(6,182)	(6,182)
BALANCE AT JUNE 30, 2009 (unaudited)	57,438	1,030,259	8,183	*(105,796)	990,084	184,461	1,174,545

*) Retroactive application, see note 3b

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(Concluded - 2)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

CONDENSED CONSOLIDATED INTEIRM STATEMENTS OF CHANGES IN  EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non - controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2009 (audited)	57,094	1,018,405	(261)	*(150,804)	924,434	*176,462	1,100,896
CHANGES DURING 2009 (audited):
Comprehensive income for the period	-	-	5,937	78,021	83,958	22,361	106,319
Employee share-based payment	-	-	-	11,734	11,734	432	12,166
Transaction with non – controlling interests	-	-	-	-	-	7,283	7,283
Issuance of shares upon conversion of convertible debentures	344	11,854	-	-	12,198	-	12,198
Dividends to non – controlling interests of subsidiaries	-	-	-	-	-	(12,138)	(12,138)
BALANCE AT DECEMBER 31, 2009 (audited)	57,438	1,030,259	5,676	*(61,049)	1,032,324	*194,400	1,226,724

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non - controlling interests	Total equity
	Convenience translation into U.S. dollars in thousands (note 2c)

BALANCE AT JANUARY 1, 2010 (audited)	14,823	265,873	1,465	*(15,755)	266,406	*50,168	316,574
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2010 (unaudited):
Total comprehensive income for the period	-	-	606	12,278	12,884	2,633	15,517
Exercise of options granted by share based plans	185	-	-	-	185	-	185
Employee share-based payment	-	-	-	940	940	56	996
Dividends paid	-	-	-	(19,355)	(19,355)	-	(19,355)
Purchase of treasury shares		-	-	(1,108)	(1,108)	-	(1,108)
Issuance of shares upon conversion of convertible debentures	74	3,126	-	-	3,200	-	3,200
Dividends to non – controlling interests of subsidiaries	-	-	-	-	-	(4,547)	(4,547)
BALANCE AT JUNE 30, 2010 (unaudited)	15,082	268,999	2,071	(23,000)	263,152	48,310	311,462

*) Retroactive application, see note 3b

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(Continued - 1)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010

						Convenience
						Translation (note 2c)
		For the		For the		for the
	Year ended	six months		three months		six months
	December 31,	ended June 30		ended June 30		ended June 30,
	2009	2009	2010	2009	2010	2010
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities (a)	298,445	202,666	93,834	153,045	88,029	24,217
Income tax paid, net	(38,101)	(34,775)	(7,972)	(19,642)	(23,684)	(2,057)
Net cash provided by operating activities	260,344	167,891	85,862	133,403	64,345	22,160
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(203,889)	(99,424)	(80,590)	(46,092)	(49,329)	(20,797)
Proceeds from sale of property and equipment	2,581	1,537	52	1,036	52	13
Purchase of investment property	(9,435)	(3,307)	(3,641)	(978)	(3,299)	(940)
Payments on account of investment property	-	-	(53,466)	-	(53,466)	(13,798)
Proceeds from sale of investment property	5,700	5,700	-	-	-	-
Investment in restricted deposit	(470,000)	(470,000)	-	-	-	-
Proceeds from collection of restricted deposit	470,000	79,985	-	79,985	-	-
Purchase of intangible assets	(20,738)	(4,405)	(13,341)	(5,181)	(6,222)	(3,443)
Proceeds from collection of short-term bank deposits, net	139	-	67	-	-	17
Proceeds from sale of securities	101,867	57,179	116,340	22,976	71,891	30,023
Investment in securities	(113,966)	(54,339)	(333,292)	(20,946)	(272,606)	(86,011)
Acquisition of subsidiaries (b)	(4,789)	(4,789)	-	-	-	-
Grant of loans to jointly controlled companies	-	-	(18,933)	-	(18,933)	(4,886)
Interest received	11,948	6,330	9,860	4,747	4,439	2,544
Net cash provided by (used in) investing activities	(230,582)	(485,533)	(376,944)	35,547	(327,473)	(97,278)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of convertible debentures	(13,297)	-	(27)		(27)	(7)
Dividends paid to shareholders	-	-	(75,000)	-	-	(19,355)
Issuance of debentures	294,280	-	-	-	-	-
Dividends paid to non- controlling interests	(16,491)	(10,534)	(17,619)	(6,181)	(3,321)	(4,547)
Additional investment in subsidiaries by purchasing non - controlling interests	*(8,020)	*(6,607)	-	-	-	-
Purchase of treasury shares	-	-	(4,295)	-	-	(1,108)
Proceeds from realization of portion of investment in subsidiary	*10,912	*10,074	-	*10,074	-	-
Receipt of long-term loans	387,700	6,500	4,500	2,500	4,500	1,161
Repayment of long-term loans	(139,060)	(66,389)	(73,409)	(35,901)	(34,773)	(18,944)
Repayment of long term credit from trade payables	(1,740)	(870)	(870)	(435)	(435)	(225)
Proceeds from exercise of options in a subsidiary	2,306	2,306	-	2,306	-	-
Short-term credit from banks and others, net	76,144	476,575	166,273	(52,843)	58,583	42,909
Proceeds from exercise of options	-	-	716	-	86	185
Interest paid	(93,900)	(45,879)	(58,486)	(10,495)	(19,840)	(15,093)
Net cash provided by (used in) financing activities	498,834	365,176	(58,217)	(90,975)	4,773	(15,024)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	528,596	47,534	(349,299)	77,975	(258,355)	(90,142)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	83,138	83,138	611,734	52,697	520,790	157,867
Translation differences on cash and cash equivalents	-	-	82	-	82	21
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	611,734	130,672	262,517	130,672	262,517	67,746

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(Continued - 2)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
(FORMERLY BLUE SQUARE – ISRAEL LTD.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010

							Convenience
							Translation (note 2c)
			For the		For the		for the
		Year ended	six months		three months		six months
		December 31,	ended June 30		ended June 30		ended June
		2009	2009	2010	2009	2010	30, 2010
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:

	Income before taxes on income	120,925	74,640	83,863	24,391	25,236	21,643

	Adjustments for:
	Depreciation and amortization	165,248	79,766	87,291	39,992	44,086	22,527
	Increase in fair value of investment property, net	(20,775)	(1,740)	(13,187)	(1,740)	(10,913)	(3,403)
	Share in losses of associates	37	88	576	4	-	149
	Share based payment	12,166	5,403	3,867	2,933	2,000	996
	Loss from sale and disposal of property and equipment, net	3,299	7	867	365	719	224
	Provision for impairment of property and equipment, net	19,981	2,189	369	2,189	245	95
	Loss (gain) from changes in fair value of derivative financial instruments	(21,250)	(17,952)	556	(15,396)	(2,468)	143
	Linkage differences on monetary assets, debentures, loans and other long term liabilities, net	52,347	16,358	10,626	23,668	22,690	2,742
	Capital loss (gain) from changes in holdings in subsidiaries	911	(1,022)	-	1,522	-	-
	Accrued severance pay, net	144	(292)	206	(304)	(1,128)	53
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(4,468)	7,064	(1,567)	4,768	(2,195)	(404)
	Interest paid, net	81,952	39,549	48,626	5,748	15,401	12,549

	Changes in operating assets and liabilities:
	Investment in real estate inventories	-	-	(82,485)	-	(82,485)	(21,286)
	Payments on account of real estate inventories	-	-	(39,188)	-	(39,188)	(10,113)
	Decrease (increase) in trade receivables and other accounts receivable	(65,468)	(56,196)	(6,699)	290,230	301,280	(1,726)
	Decreased (increase) in inventories	(17,224)	(30,155)	(22,483)	53,814	13,607	(5,802)
	Increase (decrease) in trade payables and other accounts payable	(29,380)	84,959	22,596	(279,139)	(198,858)	5,830
		298,445	202,666	93,834	153,045	88,029	24,217

* Reclassified

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(Concluded - 3)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2010

							Convenience
							translation (note 2c)
			For the		For the		for the
		Year ended	six months		three months		six months
		December 31,	ended June 30		ended June 30		ended June 30,
		2009	2009	2010	2009	2010	2010
		Audited	Unaudited				Unaudited
		NIS					U.S. dollars
		In thousands

(b)	Acquisition of subsidiaries:
	Assets and liabilities at date of acquisition:
	Working capital (excluding cash and cash equivalents)	2,350	2,350	-	-	-	-
	Property and equipment, net	(297)	(297)	-	-	-	-
	Deferred taxes, net	(453)	(453)	-	-	-	-
	Intangible assets	(6,389)	(6,389)	-	-	-	-
		(4,789)	(4,789)	-	-	-	-

(c)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures of the company	12,198	12,198	12,394	12,198	-	3,200
	Restricted deposit against receipt of a short term loan	-	50,000	-	50,000	-	-
	Purchase of property and equipment on credit	174	10,153	12,338	10,153	12,338	3,184

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Information on the activities of Alon Holdings Blue Square - Israel Ltd and its subsidiaries

Alon Holdings Blue Square-Israel Ltd. (formerly Blue Square – Israel Ltd.) ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company), mainly operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company operates in three operating segments: (1) Supermarkets, (2) Non-food Retail and Wholesale (3) Real Estate (see Note 8).
Alon Holdings Blue Square – Israel Ltd is a limited liability company incorporated and domiciled in Israel, whose shares are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").
The Company is controlled by Alon Israel Oil Company Ltd. ("Alon").
The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS:

a) Statements of compliance

The condensed consolidated interim financial statements of the Company as of  June 30, 2010 and for the six and three month periods ended on that date (hereinafter - the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34 - "Interim Financial Reporting" (hereafter – "IAS 34"). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as at December 31, 2009 and for the year then ended and their accompanying notes, which have been prepaid in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board ("IASB").

b) Changes in the exchange rates of the U.S. dollar and the Israeli CPI in the reported periods

	Exchange
	rate of the	Israel
	US dollar	CPI
	%	%
Six-month period ended June 30:
2010	2.7	0.4
2009	3.1	1.2
Three-month period ended June 30:
2010	4.4	1.4
2009	(6.4)	1.9
Year ended December 31, 2009	(0.7)	3.8

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS (continued):

The exchange rate of the US dollar at June 30, 2010 is US$1 = NIS 3.875

c)    Convenience translation into U.S. dollars

The condensed financial statements as of June 30, 2010 and for the six month period then ended have been translated into U.S. dollars using the representative rate of exchange at that date (U.S. $ 1 = NIS 3.875). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the annual financial statements for the year ended December 31, 2009, except for the adoption of new Standards and Interpretations as of January 1, 2010, noted below:

a)
IFRS 3 (revised), "Business combinations" and consequential amendments to IAS 27, "Consolidated and separate financial statements", IAS 28, "Investments in associates" and IAS 31, ‘Interests in joint ventures’, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

As the Company has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), "consolidated and separate financial statements", at the same time. IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting for when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. Accordingly, the effect of these transactions with non-controlling interests has been reclassified in the cash flow statement from cash flows from investing activities to cash flows from financing activities. Apart from this reclassification there has been no impact of IAS 27 (revised) on the current period.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)
NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b)
The amendment to IAS 17 "Leases" (hereafter – IAS 17) represents part of the annual improvement project of the IASB which was published in April 2009. The amendment cancels the specific directives relating to the classification of land leases, by canceling the inconsistency with the general directives for classifying leases. Under the amendment, the unequivocal determination included in the past in IAS 17, under which a lease of land in which the ownership is not expected to be transferred to the lessee at the end of the lease period will be classified as operating lease was omitted. Under the amendment, the Company will assess the land classification as financial lease or operating lease under the general directives in IAS 17 for classifying leases. The amendment is applicable retroactively for annual periods beginning January 1, 2010 or thereafter.  The Company applies the above amendment to IAS 17 effective January 1, 2010 retroactively.

As a result of the application of the amendment, amounts paid in respect of leased land that were classified in the past as operating leases and thus were presented as prepaid expenses, were reclassified as finance leases and accordingly are included within the property and equipment, net.

As a result of the retroactive application, the prepaid expenses balances as of December 31, 2009 and June 30, 2010 were decreased by NIS 193,228 thousand and NIS 190,605 thousand, respectively, and the property and equipment balances were increased by NIS 199,196 thousand and NIS 196,572 thousand, respectively. The balances of NIS 3,915 thousand and NIS 979 thousand, resulting from a change in the computation of the annual expenses were carried to accumulated deficit and non-controlling interests, respectively. The effect on the net income for the six month and annual periods ended June 30, 2009 and December 31, 2009, was immaterial.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 4 - EFFECT OF SEASONALITY:

The Company's operations are characterized by the effect of the timing of the Jewish religious holidays,  in particular "Rosh-Hashanah" (New Year) and "Passover", with increases of sales in the quarters when these holidays take place. In view of this, the results for the three-month period ended June 30, 2010 do not necessarily provide an indication of the results to be expected for the entire year ended December 31, 2010.

NOTE 5 – INVESTMENT IN DOR  ALON ENERGY IN ISRAEL (1988) LTD.

On October 3, 2010, the Company completed the acquisition of approximately 80% of the shares in Dor Alon Energy in Israel (1988) Ltd ("Dor Alon"), a company listed on the Tel Aviv stock exchange, from its controlling shareholder Alon, which is also the Company's controlling shareholder. Dor-Alon is engaged in the development, construction and operating of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. Dor-Alon operates in three principal operating segments: The fueling and commercial sites segment, the direct marketing segment, and the jet-fuel marketing segment. In return for the Dor Alon shares, the Company issued 20,327,710 shares to Alon in such a way that each Dor Alon share held by Alon was exchanged into 1.8 shares of the Company.
The purchase price for the acquisition of Dor Alon is NIS 966 million based on the Company's ordinary share price of NIS 47.51 (based on the closing price on October 3, 2010 on the Tel Aviv stock exchange). According to the outline of the acquisition, the Company will pay a dividend distribution in an amount of NIS 800 million by way of a capital reduction after having received the relevant legal approvals in September 2010, see also note 36b to the Company's annual financial statements.

On September 14, 2010 the District Court in Israel approved the dividend distribution, not out of profits, in the amount of NIS 12.307 per share (U.S.$ 3.39 per share/ADS, based on the representative exchange rate as of October 4, 2010), totaling NIS 800 million (U.S.$ 220.5 million) and on September 16, 2010 the CEO of the Tel Aviv Stock Exchange approved the registration for trade of another 20,327,710 of the Company's shares. The ex-div date for this dividend distribution was October 5, 2010 and the payment date will be October 18, 2010.

The Company has acquired control in Dor Alon to allow the companies to combine the retail operations of the Company and Dor Alon and will enable the combined Company to become one of the largest retail groups in Israel and would enable the combined group to enjoy the benefits of economies of scale;

The acquisition will be accounted for using the acquisition method (at fair value basis).

As the acquisition was completed subsequent to June 30, 2010, the consolidated condensed interim financial statements do not include the results or the financial position of Dor Alon.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 5 – INVESTMENT IN DOR  ALON ENERGY IN ISRAEL (1988) LTD (continued)

The acquisition date fair values of Dor Alon's assets, which are preliminary as the transaction was only completed on October 3, 2010 and may be adjusted as a result of obtaining additional indications as to their values, are as follows:

Unaudited
NIS in millions
Current assets	1,405
Property and equipment	940
Intangible assets	342
Other non-current assets	223
Current liabilities	(1,331)
Deferred taxes	(52)
Other non-current liabilities	(1,053)
Total identifiable net assets at fair value	474
Goodwill arising on acquisition	663
Non - controlling interests(*)	171
Purchase consideration transferred	966

Analysis of cash flows on acquisition-Net cash acquired with Dor Alon	56

(*) The non - controlling interests have been included at fair value which was calculated based on Dor Alon's ordinary share price of NIS 60.44 (based on the closing price on October 3, 2010 on the Tel Aviv stock exchange).

If the combination had taken place at the beginning of the year, the Company's net income for the six month period ended June 30, 2010 including income from discontinued activities, which relate to the transfer of gas exploration operations to the Dor Alon shareholders at the time of the transfer, would have been NIS 82 million (unaudited) and revenues would have been NIS 6,969 million including government levies and NIS 5,657 million net of government levies (unaudited).

The goodwill recognized above is attributed to the expected synergies and other benefits from combining the assets and activities of Dor Alon with those of the Company.

The total acquisition related costs are expected to be NIS 3 million of which approximately 2 million have been recorded as of June 30, 2010 and are included in other losses in the condensed consolidated interim statement of income and are part of operating cash flows in the statements of cash flows.
None of the goodwill recognized is expected to be deductible for income tax purposes.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 5 – INVESTMENT IN DOR  ALON ENERGY IN ISRAEL (1988) LTD (continued)

In connection with the acquisition Alon and the Company obtained a preruling from the Israeli Tax Authority. The pre-ruling is subject to various conditions and provides, among other things, that the cost basis and the purchase date of the shares of Dor Alon for tax purposes in the possession of the Company following the acquisition will be the original price and acquisition date, respectively, as they had been for Alon prior to the acquisition. Alon has clarified to the Company that, in connection with the payment of tax at the time of any future sale by the Company of all or part of its shares in Dor Alon, if any, to a third party, Alon will pay that portion of any applicable tax payable in an amount equal to the amount of tax deferred by the Tax Authority in its pre-ruling (i.e., the amount of tax that would have been payable by Alon in connection with the acquisition had the acquisition not been tax exempt according to the pre-ruling).

NOTE 6 - SHARE CAPITAL:

a.
In the six month period to June 30, 2010, additional convertible debentures with a par value of NIS 5,804 were converted to 288,844 shares of the Company. In addition, 716,000 shares were issued upon the exercise of employee share options.

b.	On February 25, 2010, the Company paid a cash dividend in the amount of NIS 1.704 per share, totaling approximately NIS 75 million.

c.
Following approval by the Company's Audit Committee and Board of Directors, on March 25, 2010, the Company purchased 89,888 of its own shares ("treasury shares") from certain officers of the Company, including the Chief Executive Officer, which shares were acquired by the executives upon their exercise of vested options granted to them under the Company's 2008 Share Option Plan. The total amount paid by the Company for such shares was NIS 4.3 million. The amount paid by the Company to the officers for the shares are deemed a distribution by the Company for purposes of Israeli law, and the payment reduced the amount available for distribution as dividends to shareholders.

d.
As the result of the dividend distribution subsequent to June 30, 2010 (see note 5) the conversion ratio of the convertible debentures was amended and is currently 6.083 and the adjusted exercise price of the employee share options was adjusted in accordance with the terms of the grant. The effect of the amendment of the conversion ratio resulted in an increase the fair value of the embedded conversion feature, which is expected to be approximately NIS 23 million and will be recorded in financial expenses in the fourth quarter of 2010.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 7 - RELATED-PARTY BALANCES

 Balances arising from sales/purchases of goods/services:

	December 31,	June 30
	2009	2009	2010
	(Audited)	(Unaudited)
	NIS in thousands
Trade receivables	58,479	64,207	67,472
Other receivables	7,930	4,954	7,166
	66,409	69,161	74,638

Trade payables	70,894	78,537	71,819
Other payables	233	1,654	263
	71,127	80,191	72,082

The receivables from related parties arise mainly from sale transactions and are due two months after the date of sales. The receivables are unsecured in nature and bear no interest.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 8 – SEGMENT INFORMATION:

The Company includes segment information according to IFRS 8. Based on the Company's organization structure and the nature of products and services that it provides, the Company presents three reportable segments: Supermarkets, Non-food Retail and Real estate. Most of the Company's activities are in Israel.

The Company's chief operating decision maker reviews the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on these reports.

Administrative and general expenses of Head Quarters operations, other gains (loss) and financial income and expenses are not included in the results of each of the operating segments.

Additional data provided to the chief operating decision maker apart from the data provided below is measured in a manner that corresponds to the method of measurement used in the financial statements.

The Company's three operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2010, Mega Retail operated 206 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-food (Retail and Wholesale) – Through the subsidiary, Bee Group Retail Ltd. ("Bee Group"), Bee group operates as retailer and wholesaler in the Non Food segment. As of June 30, 2010, Bee Group operated 270 non-food Retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(3)
Real Estate - Through the subsidiary BSRE the Company is involved in the investment, promotion and development of yield generating investment properties: mainly commercial centers, logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield. In addition, BSRE is a partner in the Tel Aviv Wholesale Market project.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 8 – SEGMENT REPORTING (continued):

	Six months ended June 30, 2010 (unaudited)
		Non - food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total consolidated
	NIS in thousands
Net segment revenues	3,364,527	224,206	10,754	-	3,599,487
Inter segment revenues	-	27,610	-	(27,610)	-
Operating profit before other gains and losses, net and changes in fair value of investment property	130,234	12,792	4,343	(85)	147,284

Segment profit	126,333	9,583	17,531	(85)	153,362
Unallocated corporate expenses					(12,215)
Financial income					20,078
Financial expenses					(76,786)
Share in losses of associated companies					(576)
Income before taxes on income					83,863

	Six months ended June 30, 2009 (unaudited)
		Non - food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total consolidated
	NIS in thousands
Segment revenues	3,358,964	239,134	10,641	-	3,608,739
Inter segment revenues	-	31,125	-	(31,125)	-
Operating profit before other gains and losses, net and changes in fair value of investment property	101,262	22,588	5,831	(324)	129,357

Segment profit	101,546	18,584	7,571	(324)	127,377
Unallocated corporate expenses					(8,504)
Unallocated corporate gains due to decrease in holdings, net					3,082
Financial income					37,995
Financial expenses					(85,222)
Share in losses of associated companies					(88)
Income before taxes on income					74,640

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 8 – SEGMENT REPORTING (continued):

	Three months ended June 30, 2010 (unaudited)
		Non - food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total consolidated
	NIS in thousands
Segment revenues	1,674,632	88,691	5,340	-	1,768,663
Inter segment revenues	-	10,855	-	(10,855)	-
Operating profit before other gains and losses, net and changes in fair value of investment property	70,617	(5,713)	3,373	1,138	69,415

Segment profit	67,971	(8,946)	14,287	1,138	74,450
Unallocated corporate expenses					(6,929)
Financial income					14,764
Financial expenses					(57,049)
Share in losses of associated companies					-
Income before taxes on income					25,236

	Three months ended June 30, 2009 (unaudited)
		Non - food
	Supermarkets	retail and wholesale	Real estate	Adjustments	Total consolidated
	NIS in thousands
Segment revenues	1,731,387	107,203	5,361	-	1,843,951
Inter segment revenues	-	10,316	-	(10,316)	-
Operating profit before other gains and losses, net and changes in fair value of investment property	56,734	4,369	3,426	38	64,567

Segment profit	57,099	666	5,166	38	62,969
Unallocated corporate expenses					(3,882)
Unallocated corporate gains due to decrease in holdings, net					538
Financial income					27,016
Financial expenses					(62,246)
Share in losses of associated companies					(4)
Income before taxes on income					24,391

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 8 – SEGMENT REPORTING (continued):

	Year ended December 31, 2009 (audited)
	Supermarkets	Non - food retail and wholesale	Real estate	Adjustments	Total consolidated
	NIS in thousands
Net segment revenues	6,863,020	464,266	21,790	-	7,349,076
Inter segment revenues	-	58,874	-	(58,874)	-
Operating profit before other gains and losses, net and changes in fair value of investment property	211,120	34,321	12,145	720	258,306

Segment profit	190,882	23,245	32,920	720	247,767
Unallocated corporate expenses					(17,341)
Unallocated corporate gains due to decrease in holdings					3,210
Financial income					64,780
Financial expenses					(177,454)
Share in losses of associated companies					(37)
Income before taxes on income					120,925

	Six months ended June 30, 2010 (unaudited)
	Supermarkets	Non – food retail and wholesale	Real estate	Adjustments	Total consolidated
	Convenience translation to U.S dollar in thousands
Net segment revenues	868,265	57,860	2,775	-	928,900
Inter segment revenues	-	7,125	-	(7,125)	-
Operating profit before other gains and losses, net and changes in fair value of investment property	33,609	3,301	1,121	(22)	38,009
Segment profit	32,602	2,473	4,524	(22)	39,577
Unallocated corporate expenses					(3,152)
Financial income					5,181
Financial expenses					(19,814)
Share in losses of associated companies					(149)
Income before taxes on income					21,643

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 9 –  EVENTS DURING THE PERIOD:

a. On April 15, 2010, the audit committee and board of directors of BSRE, approved the agreements to purchase land rights in part of the wholesale market area in Tel Aviv as part of  the development, construction and marketing of a project that includes an apartment building complex, areas for commercial use and areas for multi–purpose use, in a joint ventures (50%:50%) with a third party (a company under the control of Moshe and Yigal Gindi and Gindi investments 1 Ltd. - together referred to hereinafter as "Gindi"). The Company obtained financing to allow acquisition of the land from a bank.

Under these agreements, BSRE and Gindi ("the Joint Venturers") will jointly acquire (50% each) the rights to the long term land lease (through 31.8.2099), in the specified area located in the wholesale market site in Tel Aviv (the "Property") from the municipality of Tel Aviv and the Wholesale Market for Agricultural Produce in Tel Aviv Company Ltd. (the "Sellers"), for the total consideration of NIS 950 million to be paid in installments according to project milestones. Part of the first installment in the amount of approximately NIS 185 million was transferred to a trustee on May 20, 2010, and the remaining approximately NIS 75 million subsequent to June 30, 2010. NIS 660 million will be paid when the project's first construction permit is available, or after 24 months have elapsed from the date of signing the purchase agreements, whichever comes first, and the balance when Form 4 of construction completion is available.

The Sellers are also entitled, depending on certain sale targets, to additional consideration, calculated by reference to the sale price of apartments that are sold in the apartment buildings complex. The agreement provided for a restriction period during which the Purchasers are not able to sell their rights in the project to third parties.
The Joint Venturers have also undertaken to plan and construct public buildings and parking lots for the sellers, for a consideration based on the costs incurred that will not exceed NIS 102 million.

In an agreement of principles signed between BSRE and Gindi, BSRE agreed to pay 60% of the first NIS 260 million of the consideration paid by the Joint Venturers and 60% of any additional payment that will be required to develop the project until the second installment and will be eligible to receive the excess amount (the 10% difference from its 50% share of the project), not later than eight years after the signing of the agreement of principles, including linkage differences and interest. Gindi is to provide management services for the Project, including, inter alia, services relating to its selling and marketing, in exchange for a management fee to be paid by the Joint Ventures calculated as 16% of the profits from the residential part and 16% of the profit from the commercial part, computed as defined in the agreement of principles between the parties. An advance of NIS 15 million will be paid on account of the management services for the five years period that started after the agreements were signed. BSRE's share of this payment in accordance with the agreement is 50%.

The signing of the final agreements was approved by an extraordinary meeting of the shareholders of BSRE on June 2, 2010. The final agreements, which were signed on June 3, 2010, were subject to the approval of the Minister of the Interior, which was received on July 11, 2010.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 9 –  EVENTS DURING THE PERIOD (continued):

In addition, in July 2010 Gindi won the auction to Build Operate and Transfer ("BOT") a parking lot  in Tel Aviv for approximately 1,000 parking places for a period of 23 years. In August 2010, BSRE joined Gindi in this project as a 50% joint venturer. The final agreement is subject to further approvals and conditions which have not been completed as of the date of the signing of these financial statements.

b. During the period, a subsidiary of BSRE acquired land in Point Wells, near Seattle (USA) from a subsidiary of Alon USA, a related company, for an amount of $19.5 million (approximately NIS 82 million).  BSRE intends to change the zoning of the land from heavy industrial use to urban center zoning. In case the Company were to sell the land the subsidiary of Alon USA may participate in the consideration net of costs as defined in the agreement.  BSRE has granted Alon USA the right to use the land for a period of up to ten years. In return the subsidiary of Alon USA will make a quarterly payment of $440 thousand (approximately NIS 1.7 million) starting July 1, 2010.

c. On April 26, 2010, Standard & Poors Maalot entered the rating for the debentures of the Company of ilA+ into Credit Watch with negative outlook, due to the Wholesale Market transaction of BSRE.

NOTE 10 –  CONTINGENCIES:

a.
In July 2010 a claim was filed against Mega Retail Ltd. Including a request for it to be approved as a class action, alleging that the Company is misleading the customer when it sells certain products in closed packaging, for an amount per item rather than by weight, even though there are differences in weight between the packages, and without an indication of the weight of each package.

The plaintiff's personal claim is estimated by him at NIS 14, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 6 million.
The Company is currently reviewing the claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

b.
In August, 2010 the Company was served with a claim in which it is being sued by a former supplier of fruits and vegetables claiming that the company breached the agreements between the parties regarding the supply of fruits and vegetables, a breach that allegedly resulted in damages assessed by the plaintiff at approximately NIS 178 million. As mentioned in the claim, due to court fees, it was filed for the sum of NIS 100 million.

The Company is currently reviewing the claim and denying all above allegations. The Company believes it acted according to all binding agreements and is not liable to any damages claimed. The Company further denies that any damages were at all caused to the plaintiff. However, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the claim develops.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 10 –  CONTINGENCIES (continued):

c.
In August 2010, the Company was served with a claim and a request for approval as a class action, in which it is being sued, together with the "YOU" Customer Loyalty Club limited partnership in which the Company holds 75%, regarding the alleged omission of a way to notify the request not to receive commercial cellular messages (SMS) as required by law, and the failure to remove the plaintiff from a distribution list of SMS numbers of "YOU" card holders.  The plaintiff's personal claim is estimated by him at NIS 1,250, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 390 million.

The Company is currently reviewing the claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

d.
In August 2010 a claim was filed against the Company,  Including a request for it to be approved as a class action, alleging that the Company does not deduct the weight of the package in which it sells fresh meat.

The plaintiff's personal claim is estimated by him at NIS 873, and if the claim is certified as a class action, the approximate claim is estimated by the plaintiff at NIS 436,750,000.
The Company is currently reviewing the claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

e.
On June 27, 2010, a statement of claim and a request to approve the claim as a class action and as a derivative claim was lodged against Dor Alon, members of the Board of Directors of Dor Alon and Alon.

The claim was lodged by holders of Series A debentures of Dor Alon that wish to represent the holders of Series A Dor Alon debentures as of February 7, 2010, who did not convert the debentures into Dor Alon shares.
In their claim, the plaintiffs claim that the distribution (on February 9, 2010) of the shares of Alon Natural Gas Exploration Ltd. to Dor Alon's shareholders was an unlawful distribution. The plaintiffs also claim that Dor Alon should have adjusted the Series A debentures' conversion rate following the distribution of shares as above.
The plaintiffs request that the Court would oblige Alon and the members of Dor Alon's Board of Directors to return to Dor Alon the shares that were distributed as above; alternatively, the plaintiffs request that Dor Alon will be required to adjust the conversion rate of the debentures to the "Ex rate" subsequent to the distribution; alternatively, the plaintiffs seek damages for non adjustment of the conversion rate.
The Company is currently reviewing the claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

(FORMERLY BLUE SQUARE – ISRAEL LTD.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(continued)

NOTE 10 –  CONTINGENCIES (continued):

f.
On July 21, 2010, a statement of claim against New Dorgas Ltd. (a subsidiary of Dor Alon, hereafter – New Dorgas) and a request to approve the claim as a class action were received in Dor Alon's offices; the amount claimed is NIS 100 million.

According to the statement of claim, under Section 8(8) of the Prices Stabilization in Commodities and Services Order (Temporary Provision) Maximal Prices of Oil Products), 1996, the amount specified in the gas bill paid through the bank also includes the bank's commission in respect of the payment of the bill.
The plaintiff claims that she paid her gas bills through the bank and thereby was charged for the bank commission for such payments.
The Company is currently reviewing the claim and denying all above allegations, however, at this time, given this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

NOTE 11 –  SUBSEQUENT EVENTS:

a.	In July 2010, Midroog issued a rating of A1 with negative outlook for series A, B and C of BSRE's listed debentures.

b.
On July 12, 2010 BSRE completed its capital raising of NIS 110 million of debentures linked to the Israeli CPI. The debentures will bear an annual interest of 4.5% and will be repaid in four annual installments in 2017 to 2020.

c.
On July 15, 2010, the Company announced that as a result of the approval in the shareholders' general meeting of June 28, 2010 and the approval of the Register of Companies in Israel the Company's name would be changed to "Alon Holdings Blue Square – Israel Ltd".

d.
On August 10, 2010, the Company received a rating of A1 from Midroog for the Debentures up to par value NIS 500 million that the Company will issue. The rating is subject to a number of conditions which are detailed in Midroog's report.

e.	On September 15, 2010 Midroog affirmed the A1 rating of Series A and B debentures previously issued to private investors by the Company.

f.
On October 11, 2010, the non - controlling interests holders of Bee Group exercised their Put option and sold the remaining 15% of Bee Group to the Company for a total consideration of approximately NIS 24.5 million – see also note 5(i)(a)1) to the annual financial statements.